GENERAL ELECTRIC COMPANY

GE CAPITAL INTERNATIONAL FUNDING COMPANY

299 PARK AVENUE

NEW YORK, NY 10171

40−6C

Body

Filed on September 21, 2015

File Number 812−[●]

File No. [●]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application for an Order pursuant to Section 6(c)
of the Investment Company Act of 1940 Granting
Exemption from All Provisions of the
Investment Company Act of 1940

GENERAL ELECTRIC COMPANY

GE CAPITAL INTERNATIONAL FUNDING COMPANY

(exact name of applicants)

299 Park Avenue

New York, NY 10171

(address of applicants)

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF GENERAL ELECTRIC COMPANY GE CAPITAL INTERNATIONAL FUNDING COMPANY 299 Park Avenue New York, NY 10171 (File No. 812-[__])	Application Pursuant to Section 6(c) of the Investment Company Act of 1940 for an Order of exemption from all provisions of the Investment Company Act of 1940

General Electric Company (“GE”) and GE Capital International Funding Company (“FinCo”; together with GE, the “Applicants”) hereby request an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting FinCo an exemption from all provisions of the 1940 Act. The order would permit FinCo to issue and sell commercial paper, preferred stock and other debt securities to finance the operations of subsidiaries of GE. The Applicants believe that FinCo would qualify for the exemption provided by Rule 3a-5 but for the fact that FinCo may finance various GE subsidiaries, including General Electric Capital Corporation (“GE Capital”) and GE Capital International Holdings Limited (“European Holdco”),1 that technically are not, or upon their formation will not be, considered “companies controlled by” GE within the meaning of Rule 3a-5 due to their reliance on Sections 3(c)(5) or 3(c)(6) of the 1940 Act (collectively, the “Controlled Companies”). Each of the Controlled Companies would be “a company controlled by the parent” as defined in Rule 3a-5 but for the fact that the Controlled Companies rely, or upon their formation will rely, on Section 3(c)(5) or 3(c)(6) of the 1940 Act for exclusion from regulation as an investment company under the 1940 Act.

I.       The Applicants and the Transaction

A.	The Applicants and Related Entities

1.	GE

GE is a New York corporation that was formed by a special act of the New York legislature. It is the ultimate parent company of FinCo and GE Capital, and it will be the

1 European Holdco is a wholly-owned subsidiary of GE described below. As used herein, the term “wholly-owned subsidiary” has the same meaning as provided in Section 2(a)(43) of the 1940 Act.

ultimate parent company of European Holdco. GE is one of the largest and most diversified infrastructure and financial services corporations in the world. Its products and services range from aircraft engines, power generation, oil and gas production equipment and household appliances to medical imaging, business and consumer financing (including GE Capital) and industrial products. GE’s shares are publicly traded on the New York Stock Exchange. GE is not an “investment company” as defined in Section 3(a) of the 1940 Act and is not expected to become one due to the Reorganization (as defined below).2

2.	FinCo

FinCo is a recently formed Irish unlimited company and a wholly-owned subsidiary of GE Capital and of GE.3 FinCo’s primary purpose is to issue and sell

2 Applicants are not asking the Commission to review the 1940 Act status of the Applicants or the Controlled Companies described in section A of this Application. Applicants acknowledge that the order requested hereby will not address this matter. For purposes of the requested order, GE will only be eligible to serve as the “parent company” of FinCo as contemplated by Rule 3a-5 for so long as GE satisfies the definition of a “parent company” set forth in Rule 3a-5(b)(2).

3 Under Rule 3a-5, a finance subsidiary must be a “corporation.” Applicants believe that an Irish unlimited company is a “corporation” for these purposes. Rule 3a-5 does not define “corporation.” Black’s Law Dictionary defines it as a “statutory entity (usu. a business) having authority under law to act as a single person distinct from the shareholders who make it up and having rights to issue stock and exist indefinitely.” See Black’s Law Dictionary (10th ed. 2014). An Irish unlimited company clearly comes within this meaning because, like the typical U.S. corporation, it is a legal entity distinct from its owners that is empowered under the laws of its jurisdiction of organization to transact business, and to sue and be sued, in its own name separate and apart from its owners. Like a U.S. corporation, an Irish unlimited company also (i) issues stock representing equity interests in it, (ii) is governed by a board of directors and (iii) has perpetual existence. Applicants note that, unlike the typical U.S. corporation, shareholders of an Irish unlimited company can in certain circumstances be liable for the debts of the company in the event the company’s assets are insufficient to meet its obligations on a liquidation. However, in the normal course of business, creditors do not have recourse to the shareholders for the debts of the company – this only arises on an insolvent winding up where the liquidator makes a court application to this effect. Applicants do not believe that this aspect of Irish unlimited companies means they are not “corporations” for these purposes, because unlimited liability is not a defining characteristic of an investment company, and in the adopting release to Rule 3a-5, the Commission stated that “it is appropriate to exempt a finance subsidiary from all provisions of the Investment Company Act where neither its structure nor its mode of operation resembles that of an investment company.” See SEC Release No. IC-14275 (Dec. 14, 1984); Andrews & Kurth L.L.P., SEC No-Action Letter (Apr. 5, 1994) (indicating that partnerships may serve as finance subsidiaries under Rule 3a-5).

Securities (as defined below) to finance the operations of subsidiaries of GE. As further described in this Application, following the grant of relief requested herein, FinCo will qualify for the exemption provided by Rule 3a-5 under the 1940 Act.

In connection with the Exchange Offer (as defined below), FinCo will issue new notes (the “New Notes”) in exchange for old notes previously issued by GE Capital (the “Old Notes”). The Old Notes comprise various classes of notes issued by GE Capital with a variety of maturity dates, interest rates and other terms. The New Notes will also be issued in multiple classes with various maturity dates, interest rates and other terms. The New Notes will be offered for exchange only (i) to holders of Old Notes that are qualified institutional buyers as defined in Rule 144A under the Securities Act of 1933 (the “Securities Act”) in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and (ii) outside the United States, to non-U.S. holders of Old Notes in accordance with Regulation S under the Securities Act. The New Notes will be guaranteed by GE and GE Capital, with European Holdco ultimately assuming GE Capital’s guarantee obligation in connection with the Reorganization. In the future, FinCo may issue any manner of debt (including commercial paper exempt under Section 3(a)(3) of the Securities Act) and preferred stock, in both public and private offerings in the United States or abroad, so long as such issuance is consistent with Rule 3a-5 (together with the New Notes, “Securities”). Other than as noted herein, FinCo will comply with the applicable requirements in Rule 3a-5(a)(1) through (4) and with Rule 3a-5(b)(1)(i) under the 1940 Act.

FinCo will utilize the proceeds from the issuance and sale of Securities to finance the operations of Controlled Companies and other “companies controlled by” GE within the meaning of Rule 3a-5 under the 1940 Act. Specifically, in compliance with Rule 3a-5(a)(5) under the 1940 Act, FinCo will invest in or loan to Controlled Companies and other “companies controlled by” GE within the meaning of Rule 3a-5 at least 85% of any cash or cash equivalents raised from the sale of Securities as soon as practicable, but in no event later than six months after the receipt of such cash or cash equivalents. In accordance with Rule 3a-5(a)(6) under the 1940 Act, all investments by FinCo, including temporary investments, will be made in Government securities (as defined in the 1940 Act), securities of GE, Controlled Companies or other “companies controlled by” GE within the meaning of Rule 3a-5 or debt securities that are exempted from the provisions of the Securities Act by Section 3(a)(3) thereof.

3.	GE Capital

(a) GE Capital Currently. GE Capital is a Delaware corporation and a wholly-owned subsidiary of GE. GE Capital is a diversified financial services company that provides services around the world. Directly or through its subsidiaries, GE Capital engages in various forms of financing activity, including financing real estate, financing equipment and factoring. GE Capital is not an investment company pursuant to Section 3(c)(6) of the 1940 Act.4 Prior to the Reorganization, GE Capital will use any proceeds it receives from FinCo through FinCo’s issuance of Securities in connection with GE Capital’s business activities, including as funds for the financing activities described above.

4 Unlike GE Capital, FinCo will not be able to rely on Section 3(c)(5) or 3(c)(6), because FinCo’s financing activities will not be of the character contemplated by those exemptions.

(b) GE Capital After the Reorganization. As described below, GE Capital, as it currently exists, is expected to be restructured and subsequently merged out of existence as part of the Reorganization, with certain GE Capital businesses being transferred to other wholly-owned subsidiaries of GE as part of such restructuring. Any successor to GE Capital’s businesses will only be treated as a “Controlled Company” hereunder if it satisfies the requirements of Section 3(c)(5) or 3(c)(6) of the 1940 Act.

4.	European Holdco

European Holdco is a UK limited company and a wholly-owned subsidiary of GE. As the successor to GE Capital’s foreign businesses through the Reorganization, European Holdco will similarly engage in financing activities, including financing real estate, financing equipment and factoring. GE anticipates that the mix of businesses to be transferred to European Holdco from GE Capital will allow European Holdco to similarly rely on Section 3(c)(6) upon completion of the Reorganization. European Holdco will only be treated as a “Controlled Company” hereunder if it satisfies the requirements of Section 3(c)(5) or 3(c)(6) of the 1940 Act.

5.	Other Controlled Companies

FinCo may also invest in or loan to Controlled Companies other than GE Capital and European Holdco. These other Controlled Companies will be wholly-owned subsidiaries of GE before and after the Reorganization, and wholly-owned subsidiaries of GE Capital before the Reorganization and of European Holdco thereafter. These other Controlled Companies operate in jurisdictions throughout the world and engage in different financing activities, including, among others, (i) equipment financing, (ii) inventory financing and (iii) factoring. As a result of these activities, the other Controlled

Companies rely on Sections 3(c)(5) or 3(c)(6) of the 1940 Act for exclusion from regulation as an investment company under the 1940 Act. Some of these Controlled Companies may be restructured as part of the Reorganization, but any such company will only be treated as a “Controlled Company” hereunder if it satisfies the requirements of Section 3(c)(5) or 3(c)(6) of the 1940 Act.

B.	The Reorganization

On April 10, 2015, GE announced a plan to reduce the size of its financial services businesses through the sale of most of the assets of GE Capital over the next 24 months and to focus on continued investment and growth in GE’s industrial businesses. In connection with this plan, GE Capital has formed FinCo. FinCo’s primary purpose is to finance the operations of GE’s foreign subsidiaries and, initially, will do so by issuing the New Notes in exchange for the Old Notes issued by GE Capital (the “Exchange Offer”). No new proceeds will be raised through the Exchange Offer. All of the debt issued by FinCo in the Exchange Offer will be guaranteed by GE and GE Capital, with European Holdco ultimately assuming GE Capital’s guarantee obligation in connection with the Reorganization. It is anticipated that the Exchange Offer will be completed before the completion of the Reorganization and that, following the Reorganization, FinCo will be a subsidiary of European Holdco. FinCo will still be a wholly-owned subsidiary of GE upon completion of the Reorganization.

Following the Exchange Offer, GE Capital’s businesses will be reorganized into separate U.S. and non-U.S. holding companies, with European Holdco owning all of the foreign businesses currently owned by GE Capital, and a domestic holding company owning all of the domestic businesses.5 Any successor to GE Capital businesses will only be treated as a “Controlled Company” hereunder if it satisfies the requirements of Section 3(c)(5) or 3(c)(6) of the 1940 Act. The foregoing reorganization is referred to herein as the “Reorganization.” The chart attached as Appendix A illustrates the relationship among the Applicants and the Controlled Companies before and after the Reorganization.

GE anticipates that the mix of businesses to be transferred to European Holdco as part of the Reorganization will allow European Holdco to similarly rely on Section 3(c)(6) upon completion of the Reorganization. European Holdco will only be treated as a “Controlled Company” hereunder if it satisfies the requirements of Section 3(c)(5) or 3(c)(6) of the 1940 Act.

II.         Relief Requested

Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities.” Section 3(a)(1)(C) of the 1940 Act includes within that definition any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”6 FinCo may be viewed as coming within the

5 The domestic holding company is called the “Intermediate Holding Company” in the chart attached hereto as Appendix A.

6 Section 3(a)(2) defines “investment securities” as all securities except “(A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Section 3(c)(1) or Section 3(c)(7) of the 1940 Act].”

definition of an investment company under the 1940 Act. While the Applicants do not concede the applicability of the 1940 Act to an entity such as FinCo, they recognize that the Commission and its staff have consistently taken the position that, absent appropriate exemptive relief, an entity engaging in financing activities may be subject to registration as an investment company under that statute. The Commission has made that position especially clear in the proposing and adopting releases for Rule 3a-5 under the 1940 Act, discussed further below. See Release Nos. IC-12679 (September 22, 1982) (the “Proposing Release”) and IC-14275 (December 14, 1984) (the “Adopting Release”).

Rule 3a-5 under the 1940 Act provides an exemption from the definition of an investment company for certain companies organized primarily to finance the business operations of their parent company or companies controlled by their parent companies. As here pertinent, Rule 3a-5 provides that:

(a) A finance subsidiary will not be considered an investment company under Section 3(a) of the [1940] Act and securities of a finance subsidiary held by the parent company or a company controlled by the parent company will not be considered “investment securities” under Section 3(a)(1)(C) of the [1940] Act; provided that:

* * *

(5) The finance subsidiary invests in or loans to its parent company or a company controlled by its parent company at least 85% of any cash or cash equivalents raised by the finance subsidiary through an offering of its debt securities or non-voting preferred stock or through other borrowings as soon as practicable, but in no event later than six months after the finance subsidiary’s receipt of such cash or cash equivalents; and

(6) The finance subsidiary does not invest in, reinvest in, own, hold or trade in securities other than Government securities, securities of its parent company or a company controlled by its parent company . . . or debt securities

(including repurchase agreements) which are exempted from the provisions of the Securities Act of 1933 by Section 3(a)(3) of that Act.

(b) For purposes of this rule,

(1) A “finance subsidiary” shall mean any corporation:

(i) All of whose securities other than debt securities or non-voting preferred stock meeting the applicable requirements of paragraphs (a)(1) through (a)(3) or directors’ qualifying shares are owned by its parent company or a company controlled by its parent company; and

(ii) The primary purpose of which is to finance the business operations of its parent company or companies controlled by its parent company;

(2) A “parent company” shall mean any corporation, partnership or joint venture:

(i) That is not considered an investment company under Section 3(a) or that is excepted or exempted by order from the definition of investment company by Section 3(b) or by the rules or regulations under Section 3(a);

(ii) That is organized or formed under the laws of the United States or of a state or that is a foreign private issuer . . . ; and

(3) A “company controlled by the parent company” shall mean any corporation, partnership or joint venture:

(i) That is not considered an investment company under Section 3(a) or that is excepted or exempted by order from the definition of investment company by Section 3(b) or by the rules or regulations under Section 3(a);

(ii) That is either organized or formed under the laws of the United States or of a state or that is a foreign private issuer . . . ; and

(iii) In the case of a corporation, more than 25 percent of whose outstanding voting securities are beneficially owned directly or indirectly by the parent company.

The Applicants believe that issues arise under paragraphs (a)(5) and (a)(6) to the extent that each of the Controlled Companies do not technically qualify as a “company controlled by a parent company” in paragraph (b)(3).7 Because each of the Controlled

7 Similarly, issues arise under paragraph (b)(1)(i) to the extent that securities issued by FinCo are owned by such Controlled Companies.

Companies engages in various forms of financing activities (such as financing real estate, financing equipment and factoring) and may thus make or otherwise hold loans or other debt obligations, which may be considered “investment securities” under Section 3(a)(2) of the 1940 Act, each of the Controlled Companies technically may be deemed to be an investment company under Section 3(a)(1) of the 1940 Act. As a result, each of the Controlled Companies will need to rely on an exception or exemption from investment company status.

Each of the Controlled Companies qualifies, or upon its formation will qualify, for the exceptions provided by Sections 3(c)(5) or 3(c)(6),8 but without the requested relief, each would, under paragraphs (a)(5) and (a)(6) of Rule 3a-5, by virtue of their reliance on the exceptions provided by Sections 3(c)(5) or 3(c)(6), be unable to borrow money from or sell securities to FinCo.9 The requested relief will permit FinCo to finance the operations of the Controlled Companies notwithstanding their reliance on the exceptions provided by Sections 3(c)(5) or 3(c)(6). In addition, the requested relief will

8 Section 3(c)(5) exempts “Any person who . . . is primarily engaged in one or more of the following businesses: (A) Purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services; (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services; and (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

Section 3(c)(6) exempts “Any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in paragraphs (3), (4), and (5) [of Section 3(c)], or in one or more of such businesses (from which not less than 25 per centum of such company’s gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities.”

Any Controlled Company relying on the exception provided by Section 3(c)(5) or 3(c)(6) of the 1940 Act will take into account any securities issued by FinCo that it owns in making the determination as to whether it is “primarily engaged” in the business or businesses described in Section 3(c)(5) or 3(c)(6) of the 1940 Act.

9 Because, through the Exchange Offer, FinCo will be acquiring certain debt issued by GE Capital in exchange for its own debt, FinCo is financing GE Capital (as well as European Holdco, as successor to certain GE Capital businesses), which it could not do under Rule 3a-5 if GE Capital and European Holdco did not qualify as “companies controlled by the parent.”

permit FinCo (i) to have its securities owned by Controlled Companies that do not meet the portion of the definition of “company controlled by a parent company” in Rule 3a-5(b)(3)(i) under the 1940 Act solely because they are excluded from the definition of investment company under Sections 3(c)(5) or 3(c)(6) of the 1940 Act and (ii) to treat European Holdco as a “company controlled by the parent company” for purposes of Rule 3a-5 if European Holdco is exempt from registration under the 1940 Act pursuant to an order issued by the Commission under Section 6(c) of the 1940 Act.10 The Applicants further request that the relief permit GE and its subsidiaries to treat any securities of FinCo held by them as though the securities had been issued in compliance with Rule 3a-5 by a “finance subsidiary” (as defined in Rule 3a-5) and thus not as “investment securities” under Section 3(a)(1)(C) of the 1940 Act.

III.       Justification for the Relief Requested

The Applicants submit that the granting by the Commission of the requested relief meets the standards for exemption as set forth in Section 6(c) of the 1940 Act. Section 6(c) provides, among other things, that the Commission may, upon application, “conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].”

10 GE, on behalf of European Holdco, has submitted a separate application for an order pursuant to Section 6(c) of the 1940 Act. Applicants acknowledge that such application may not be granted.

The Commission, by adopting Rule 3a-5, made clear that the standards for exemption are met in the case of an entity such as FinCo. As stated in the Adopting Release: “[I]t is appropriate to exempt a finance subsidiary from all provisions of the [1940] Act where neither its structure nor its mode of operation resembles that of an investment company. We have found this to be the case where the primary purpose of the subsidiary is to finance the business operations of its parent or other subsidiaries of the parent which are not investment companies.”

The Applicants will comply with Rule 3a-5(a)(1) and (2), as interpreted by the Commission and its staff.

As stated above, Rule 3a-5 requires that any parent company, or company controlled by a parent company, receiving funds from a finance subsidiary relying on Rule 3a-5, not be an investment company, either because the parent or company controlled by the parent does not fall within the definition of an investment company under Section 3(a) of the 1940 Act or the rules thereunder or because it is excepted or exempted therefrom by Section 3(b) or the rules thereunder.11 The Commission decided not to extend Rule 3a-5 to situations where a parent or company controlled by the parent receiving funds from a finance subsidiary is excepted from the definition of an investment company by Section 3(c). As stated in the Adopting Release, the Commission

11 Section 3(b)(1) excepts “[a]ny issuer primarily engaged directly or through a wholly-owned subsidiary or subsidiaries in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities.” Section 3(b)(2) authorizes any issuer to file an application with the Commission for an order declaring that it is “primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses.” Section 3(b)(3) excepts any issuer all of whose securities (other than short-term paper and directors’ qualifying shares) are held by a company relying on Section 3(b)(1) or 3(b)(2).

chose to examine those situations on a case-by-case basis so that it might evaluate all the relevant factors.

In the Adopting Release, the Commission stated that “a parent that is excepted from the definition of investment company under section 3(c) could be engaged or could intend to engage primarily in investment company activities.” As its sole example, the Commission cited an issuer excepted under Section 3(c)(1). While the Commission decided to treat all Section 3(c) companies in the same fashion for purposes of exclusion from Rule 3a-5, it did not cite an example of a company relying upon Sections 3(c)(5) or 3(c)(6) as primarily engaged in “investment company activities.” It is fair to say that the types of businesses enumerated in Sections 3(c)(5) and 3(c)(6) do not present the potential for investment company type activities with which the Commission was concerned when it limited the definition of parent company and controlled company under Rule 3a-5. The Commission acknowledged in the Adopting Release that it may be appropriate to make exemptive relief available to the finance subsidiary of an issuer excepted under Section 3(c). The Applicants believe that such exemptive relief is especially appropriate in light of the business activities of the Controlled Companies, which include such obvious non-investment company activities as financing real estate, financing equipment and factoring.

Neither FinCo, GE nor any of the Controlled Companies engage primarily in investment company activities. It is clear that, consistent with the Adopting Release, FinCo is “essentially [a] conduit for [its] parent to raise capital for its own business operations . . .” As illustrated above by the description of FinCo and the securities issued by FinCo, FinCo qualifies as a Rule 3a-5 finance subsidiary. Moreover, the Applicants believe that GE would be excepted from the 1940 Act under Section 3(a) if GE chose to raise capital for itself or any of its Controlled Companies by issuing securities itself. Similarly, each of the Controlled Companies would be excepted from the 1940 Act under Sections 3(c)(5) or 3(c)(6) if they financed their own operations by issuing securities directly. However, in order to most efficiently implement GE’s plan to reduce the size of GE Capital and execute the Exchange Offer, it was important for GE to form FinCo.

In sum, the Applicants submit that it is appropriate and in the public interest and consistent both with the protection of investors and the purposes of the 1940 Act to permit FinCo to finance the activities of the Controlled Companies. As submitted above, if GE or the Controlled Companies were themselves to issue securities, no question would arise under the 1940 Act, and reliance upon Rule 3a-5 would not be necessary. The Applicants recognize, of course, that the operations of FinCo may necessitate reliance on Rule 3a-5. However, GE should not be penalized for the formation of such entity to engage in activities which GE or its Controlled Companies could do directly under the 1940 Act, and would do directly but for various business reasons unrelated to the 1940 Act. Finally, FinCo will comply with the provisions of Rule 3a-5 under the 1940 Act except to the extent described in this application.

IV.        Applicants’ Condition

The Applicants agree that the order granting the requested relief will be subject to the following condition:

FinCo will comply with all of the provisions of Rule 3a-5 under the 1940 Act, except FinCo will be permitted to (i) make loans to or make or hold investments in Controlled Companies that do not meet the portion of the definition of “company controlled by a parent company” in Rule 3a-5(b)(3)(i) under the 1940 Act solely because they are excluded from the definition of investment company under Sections 3(c)(5) or 3(c)(6) of the 1940 Act; (ii) have its securities owned by such Controlled Companies; and (iii) treat European

Holdco as a “company controlled by the parent company” for purposes of Rule 3a-5, if European Holdco is exempt from registration under the 1940 Act pursuant to an order issued by the Commission under Section 6(c) of the 1940 Act.

V.        Applicable Precedent

The Commission has previously issued various orders that support the granting of the relief requested herein. Certain of those orders are discussed below.

The Commission has permitted finance subsidiaries to rely on the exemption provided by Rule 3a-5 notwithstanding that such finance subsidiaries lend proceeds of their securities offerings to parent or controlled companies that are engaged primarily in businesses excepted by Section 3(c) of the 1940 Act. For example, the Commission issued an order permitting a finance subsidiary to make loans to controlled companies of the parent company that relied on Section 3(c)(5). See System Capital Corp. and Golden Funding Corp., 1940 Act Release Nos. IC-25907 (Jan. 21, 2003) (notice) and IC-25937 (Feb. 20, 2003) (order); see also IBM International Finance N.V. et al., 1940 Act Release Nos. IC-19548 (June 29, 1993) (notice) and IC-19602 (July 28, 1993) (order) (permitting a finance subsidiary to make loans to controlled companies of the parent company that relied on Section 3(c)(5) because of their holdings of accounts receivable of either their own customers or the customers of other subsidiaries of the parent, or by reason of loans made by them to such subsidiaries or customers). In addition, the Commission has permitted a finance subsidiary to make loans to controlled companies (and/or parent companies) engaged in the broker-dealer, investment banking, banking, insurance, swaps and derivatives and other financial businesses in reliance on the exceptions provided by Sections 3(c)(2), (3), (4), (5) and (6) of the 1940 Act. See Merrill Lynch & Co., Inc., et al., 1940 Act Release Nos. IC-23005 (January 21, 1998) (notice) and IC-23027 (February 12, 1998) (order); AFC (USA) I, Inc., 1940 Act Release Nos. IC-22912 (Nov. 26, 1997)

(notice) and IC-22951 (Dec. 23, 1997) (order); J.P. Morgan Index Funding Company I, 1940 Act Release Nos. IC-22713 (June 17, 1997) (notice) and IC-22750 (July 15, 1997) (order); FGIC Capital Markets Services, Inc. 1940 Act Release Nos. IC-20435 (July 29, 1994) (notice) and IC-20500 (August 24, 1994) (order); Equitable Life Funding Corporation, 1940 Act Release Nos. IC-18202 (June 17, 1991) (notice) and IC-18243 (July 17, 1991) (order); and Midlantic Funding Corporation, 1940 Act Release Nos. IC-16605 (October 21, 1988) (notice) and IC-16642 (November 18, 1988) (order).

Conclusion

Based upon the foregoing, the Applicants submit that their request for an order pursuant to section 6(c) of the 1940 Act exempting FinCo from all provisions of the 1940 Act meets the applicable standards for exemption.

The Applicants request that any comments or questions with respect to this application be directed to Nora M. Jordan (telephone (212) 450-4684) or Gregory S. Rowland (telephone (212) 450-4930) of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017.

The Applicant named below has caused this Application to be duly signed on its behalf on September 21, 2015. The authorization required by Rule 0-2(c) under the 1940 Act is included below. All action by stockholders, trustees, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

GENERAL ELECTRIC COMPANY

By:	/s/ Kathleen Yoh
Name: Kathleen Yoh
Title: Authorized Signatory

AUTHORIZATION

The undersigned, being duly appointed Attesting Secretary of General Electric Company, does hereby certify that this Application is signed by Kathleen Yoh, Authorized Signatory of General Electric Company, pursuant to the general authority vested in her as such.

IN WITNESS WHEREOF, I have set my hand this 21st day of September, 2015.

GENERAL ELECTRIC COMPANY

By:	/s/ Fred Robustelli
Name: Fred Robustelli
Title: Attesting Secretary

The Applicant named below has caused this Application to be duly signed on its behalf on September 21, 2015. The authorization required by Rule 0-2(c) under the 1940 Act is included below. All action by stockholders, trustees, directors or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

GE CAPITAL INTERNATIONAL FUNDING COMPANY

By:	/s/ Columba Glavin
Name: Columba Glavin
Title: Director

AUTHORIZATION

The undersigned, being duly appointed Assistant Secretary of GE Capital International Funding Company, does hereby certify that this Application is signed by Columba Glavin, Director of GE Capital International Funding Company, pursuant to the general authority vested in her as such.

IN WITNESS WHEREOF, I have set my hand this 21st of September, 2015.

GE CAPITAL INTERNATIONAL FUNDING COMPANY

By:	/s/ Patricia O’Connor
Name: Patricia O’Connor
Title: Assistant Secretary

Appendix A

FinCo Structure Prior to the Reorganization

GE
Other GE Entities
GE Capital
FinCo
GE Capital Domestic Entities
GE Capital International Entities (including various "Controlled Companies")

Anticipated FinCo Structure upon Completion of the Reorganization

GE
Other GE Entities
Intermediate Holding Company
European Holdco
Legacy GE Capital Domestic Entities
FinCo
Legacy GE Capital International Entities (including various "Controlled Companies")

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